April 27, 2012

VIA EDGAR AND OVERNIGHT DELIVERY

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Mail Stop 4561

Attention:	Russell Mancuso, Legal Branch Chief Brian Cascio, Accounting Branch Chief Praveen Kartholy, Staff Accountant Tim Buchmiller, Senior Attorney Tom Jones, Staff Attorney

Re:	Audience, Inc. Amendment No. 3 to Registration Statement on Form S-1 Filed April 20, 2012 File No. 333-179016

Ladies and Gentlemen:

We are submitting this letter on behalf of Audience, Inc. (the “Company”), in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission received by letter dated April 24, 2012 (the “Staff Letter”) relating to the Company’s Amendment No. 3 to Registration Statement on Form S-1 (File No. 333-179016) (the “Registration Statement”).

The Company is concurrently filing Amendment No. 4 to the Registration Statement (“Amendment No. 4”) marked in accordance with Rule 310 of Regulation S-T. For the convenience of the Staff, we are providing by overnight delivery to the Staff a copy of this letter and marked copies of Amendment No. 4 reflecting all revisions to Amendment No. 3 to the Registration Statement filed on April 20, 2012.

In this letter, we have recited the comments from the Staff Letter in italicized, bold type, followed with the Company’s response.

1.	Since you appear to qualify as an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act (the “Act”), please revise your prospectus to provide the following additional disclosures:

•	Describe how and when a company may lose emerging growth company status;

Securities and Exchange Commission

Re: Audience, Inc.

April 27, 2012

•	A brief description of the various exemptions that are available to you, such as exemptions from Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

•	Your election under Section 107(b) of the Act:

o	If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b) of the Act, include a statement that the election is irrevocable; or

o	If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(2)(B) of the Act, provide a risk factor explaining that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures in MD&A.

In response to the Staff’s comment, the Company has revised the disclosure on pages 32, 33, 34, 63 and 64 of Amendment No. 4.

* * * * *

Other Matters

Amendment No. 4 is filed herewith in response to the Staff’s comments. The Company confirms that no additional material changes were made in Amendment No. 4 for reasons other than (i) in response to a specific Staff comment; (ii) as noted in this response letter; (iii) to include disclosure regarding the number of shares the Company and the selling stockholders identified in Amendment No. 4 are offering and related disclosure; (iv) to include disclosure regarding the estimated initial public offering price range; and (v) to reflect the completion of a reverse one for 30 split of the Company’s outstanding common and preferred stock.

Please acknowledge receipt of this letter and the enclosed materials by stamping the enclosed duplicate of this letter and returning it to the undersigned in the envelope provided.

Securities and Exchange Commission

Re: Audience, Inc.

April 27, 2012

Please direct your questions or comments to Michael J. Danaher (650-320-4625; mdanaher@wsgr.com) of this office or me (650-320-4509; jreigel@wsgr.com). Thank you for your assistance.

Respectfully submitted,

WILSON SONSINI GOODRICH & ROSATI,

Professional Corporation

/s/ Julia Reigel

Julia Reigel

Enclosures

cc:	Peter B. Santos, Audience, Inc.
Kevin S. Palatnik, Audience, Inc.
Michael J. Danaher, Esq., Wilson Sonsini Goodrich & Rosati, P.C.
Patrick A. Pohlen, Esq., Latham & Watkins LLP
Andrew S. Williamson, Esq., Latham & Watkins LLP